SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                             ALBERTO-CULVER COMPANY
                                (Name of Issuer)


                 CLASS A COMMON STOCK, $.22 PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                                     013068200
                                 (CUSIP Number)

Marshall E. Eisenberg (312) 269-8020          Howard B. Bernick (708) 450-3400
NEAL, GERBER & EISENBERG                                  2525 Armitage Avenue
Two North LaSalle Street, Suite 2200             Melrose Park, Illinois  60160
Chicago, Illinois  60602
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 10, 1997
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                               Page 1 of 5 Pages

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CUSIP NO. 013068200             13D                          Page 2 of 5 Pages
----------------------                         -------------------------------


     1      NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     HOWARD B. BERNICK
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                           (a)
                                           (b)    X
     3      SEC USE ONLY

     4      SOURCE OF FUNDS *

                     Not applicable.  (See Item 3 below.)

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States

                                   7      SOLE VOTING POWER

                                                   1,076,783**
            NUMBER

          OF SHARES                8      SHARED VOTING POWER

         BENEFICIALLY                                 93,960**

           OWNED BY

             EACH                  9      SOLE DISPOSITIVE POWER

          REPORTING                                1,076,783**

            PERSON

             WITH                 10     SHARED DISPOSITIVE POWER

                                                      93,960**

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,170,743**

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES *
                                                                            X
            Excluded are 1,147,696 Class A shares (including immediately exercisable options to acquire 343,172 Class A shares)and 4,244,716 Class B shares (including 8,010 Class B shares held as a participant in the Alberto-Culver Company Employees' Profit Sharing Plan (the "Profit Sharing Plan")) which are held by the Reporting Person's spouse either directly or as trustee or co-trustee of trusts. The Reporting Person disclaims beneficial ownership of such shares.

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

                     5.02%**

    14      TYPE OF REPORTING PERSON *

                     IN
--------------------------------------------------------------------------------
              * SEE INSTRUCTIONS BEFORE FILLING OUT!

   ** Includes shares of Class B Common Stock, $.22 par value per share ("Class B shares"), which are immediately convertible at the holder's option on a share for share basis into Class A shares and also includes options which are exercisable currently or within 60 days to acquire Class A shares.


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CUSIP NO. 013068200             13D                          Page 3 of 5 Pages
----------------------                         -------------------------------



Item 1.           Security and Issuer.

  Title of Class of Securities:    Class A Common Stock,$.22 par value per share
                                   (the "Class A shares")


  Name and Address of Issuer:      Alberto-Culver Company (the "Company")
                                   2525 Armitage Avenue
                                   Melrose Park, IL  60160

Item 2.           Identity and Background.

 (a) Name of Person Filing:        Howard B. Bernick ("Bernick")

 (b) Address:                      2525 Armitage Avenue
                                   Melrose Park, IL  60160

 (c) Principal Business:           Bernick, an individual, is a Director and
                                   President and Chief Executive Officer of the
                                   Company.

 (d) Prior Criminal Convictions:   None

 (e) Prior Civil Proceedings With
     Respect to Federal or State
     Securities Laws:              None

 (f) Place of Organization:        U.S. Citizen

Item 3.           Source and Amount of Funds or Other Consideration.

         On July 10, 1997, Carol L. Bernick (Bernick's spouse), individually, transferred by gift 43,960 Class B shares to the Carol L. Bernick Investment Trust, u/a/d July 7, 1997, fbo her children (the "Investment Trust"), of which trust Bernick is one of three co-trustees.


Item 4.           Purpose of Transaction.

         Transfer of securities was for the Bernick family's estate planning rather than corporate purposes. The transfer was not undertaken for purposes of effecting any of the actions listed in this item.

Item 5.           Interest in Securities of the Issuer.

         (a)    (i)        Amount  of  Class A Shares  Beneficially  Owned:
                           1,170,743  shares  total:   465,700  Class  A  shares
                           (includes   105,700  shares  subject  to  immediately
                           exercisable options) and 600,000 Class B shares held directly; 50,000 Class A shares held by the Howard and Carol Bernick Family Foundation (a charitable foundation); 11,083 Class B shares held in the Reporting Person's Profit Sharing Plan account and
                           43,960 Class B shares held as co-trustee of the Investment Trust.


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CUSIP NO. 013068200             13D                          Page 4 of 5 Pages
----------------------                         -------------------------------



(ii) Percentage of Class A Shares Beneficially Owned: 5.02% total: 4.58% directly; .22% by the Howard and Carol Bernick Family Foundation; .05% as a participant in the Profit Sharing Plan and .19% as co-trustee of the Investment Trust (based on 22,582,462 Class A shares outstanding as of July 10, 1997).**

                  ** Pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended, these calculations assume that all Class B shares beneficially owned by Bernick have been converted into Class A shares and that all options held by Bernick which are either exercisable currently or within 60 days have been exercised.

(b)  Number of Shares as to Which Such Person Has:
    (i)    Sole power to vote:                          1,076,783
    (ii)   Shared power to vote:                           93,960(1)
    (iii)  Sole power to dispose:                       1,076,783
    (iv)   Shared power to dispose                         93,960(1)

    An additional 1,147,696 Class A shares (including 343,172 subject to immediately exercisable stock options) and 4,244,716 Class B shares (including 8,010 Class B shares held as a participant in the Profit Sharing Plan) are held by the Reporting Person's spouse either directly or as trustee or co-trustee of trusts. The Reporting Person disclaims beneficial ownership of such shares and they are not included above.

(1) Bernick, in his capacity as co-trustee of the Investment Trust, shares the power to vote and dispose of 43,960 Class B shares held by the Investment Trust with Marshall E. Eisenberg and Rachel Nisker and Bernick shares the power to vote and dispose of 50,000 Class A shares held by the Howard and Carol Bernick Family Foundation with Carol L. Bernick. Certain information regarding Mr. Eisenberg, Ms. Nisker and Mrs. Bernick is presented below:

(i)      Name of Person:              (1) Marshall E. Eisenberg
                                      (2) Rachel Nisker
                                      (3) Carol L. Bernick

(ii)     Address:                     (1) Neal, Gerber & Eisenberg
                                          Two North LaSalle St., Suite 2200
                                          Chicago, Illinois 60602

                                      (2) 65 Strathearn Road
                                          Toronto, Ontario, Canada
                                          M6C1R5

                                      (3) 2525 Armitage Avenue
                                          Melrose Park, Illinois 60160

(iii)   Principal                     (1) Marshall E. Eisenberg, an individual,
        Business:                         is an attorney and a partner in the
                                          law firm, Neal, Gerber & Eisenberg,
                                          Chicago, Illinois.

                                      (2) Rachel Nisker, an individual, is
                                          unemployed.




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CUSIP NO. 013068200             13D                          Page 5 of 5 Pages
----------------------                         -------------------------------

                                       (3) Carol L. Bernick, an individual,is
                                           a Director and Executive Vice
                                           President and Assistant Secretary
                                           of the Company and President of
                                           Alberto-Culver USA, Inc., a
                                           subsidiary of the Company.


(iv)     Prior Criminal
         Convictions:                       (1-3)             None.

(v)      Prior Civil
         Proceedings With
         Respect to Federal
         or State Securities
         Laws:                              (1-3)             None.

(vi)     Place of Organization:             (1)               U.S. Citizen.
                                            (2)               Canadian Citizen.
                                            (3)               U.S. Citizen.



         (c)      None, except as described in Item 3 above.

         (d)      None, except as described in footnote 1.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  None.

Item 7.           Material to be Filed as Exhibits.

                  None.

                                                              SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 17, 1997



Signature:       /s/ Howard B. Bernick

Name/Title:       Howard B. Bernick, individually, and
                  as co-trustee of a trust for the benefit of his children.




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